UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 5)



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          INFINITY CAPITAL GROUP, INC.
                   ------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                   ------------------------------------------
                                 (CUSIP Number)

                               GREGORY H. LABORDE
                           55 CORBIN AVENUE, SUITE 34
                              JERSEY CITY, NJ 07306
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 10, 2010
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.             None
--------------------------------------------------------------------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Gregory H. Laborde
         -----------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)

         -----------------------------------------------------------------------

    3.   SEC Use Only.

         -----------------------------------------------------------------------

    4.   Source of Funds (See Instructions) (See item 3)               OO

         -----------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  |_|

         -----------------------------------------------------------------------

    6.   Citizenship or Place of Organization                   United States
         -----------------------------------------------------------------------


Number of                       7.   Sole Voting Power                   0
Shares               ----------------------------------------------------------
Beneficially                    8.   Shared Voting Power             2,957,250
Owned by             ----------------------------------------------------------
Each                            9.   Sole Dispositive Power              0
Reporting            ----------------------------------------------------------
Person With                    10.   Shared Dispositive Power        2,957,250
                     ----------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   2,957,250
         -----------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

   13.   Percent of Class Represented by Amount in Row (11)       4.22%

         -----------------------------------------------------------------------

   14.   Type of Reporting Person (See Instructions)

         IN
         -----------------------------------------------------------------------



--------------------------------------------------------------------------------

CUSIP No.             None
--------------------------------------------------------------------------------

     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GHL Group, Ltd.
         Tax Id: 13-3987940
         -----------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)

         -----------------------------------------------------------------------

    3.   SEC Use Only.

         -----------------------------------------------------------------------

    4.   Source of Funds (See Instructions) (See item 3)               OO

         -----------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  |_|

         -----------------------------------------------------------------------

    6.   Citizenship or Place of Organization                   Delaware
         -----------------------------------------------------------------------


Number of                       7.   Sole Voting Power                   0
Shares               ----------------------------------------------------------
Beneficially                    8.   Shared Voting Power             2,957,250
Owned by             ----------------------------------------------------------
Each                            9.   Sole Dispositive Power              0
Reporting            ----------------------------------------------------------
Person With                    10.   Shared Dispositive Power        2,957,250
                     ----------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   2,957,250
         -----------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

   13.   Percent of Class Represented by Amount in Row (11)       4.22%

         -----------------------------------------------------------------------

   14.   Type of Reporting Person (See Instructions)

         CO
         -----------------------------------------------------------------------


--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

The security upon which this report is based is the common stock, par value $0.001 per share, of Infinity Capital Group, Inc., a Maryland corporation (the "Issuer") with executive offices located at 80 Broad Street, 5th Floor, New York, NY 10004. This statement amends the Schedule 13D/A Amendment No. 4 dated December 3, 2009 filed by Gregory H. Laborde and Schedule 13D/A Amendment No. 4, dated December 3, 2009 filed by GHL Group, Ltd. The shares are held directly by GHL Group , Ltd. Mr. Laborde indirectly holds the shares held by GHL Group, Ltd. due to the fact that he has voting and dispositive control over the shares. The purpose of this Amendment is to reflect that Mr. Laborde's and GHL Group, Ltd.'s beneficial ownership is less than 5% as a result of the transaction described in
Item 4 below.


ITEM 2. IDENTITY AND BACKGROUND

     (a) NAME: This statement is filed by Gregory H. Laborde and by GHL Group, Ltd.

     (b) BUSINESS ADDRESS: 80 Broad Street, 5th Floor, New York, NY 10004

     (c) EMPLOYMENT INFORMATION: Gregory H. Laborde is a director of the Issuer. He has 25 years experience in public venture capital. Mr. Laborde is the former founder, Chairman, and CEO of Infinity Capital Group, Inc (ICGP: NASDAQ OTCBB) an internally managed business development company (BDC) that was seeking to invest in late stage emerging growth companies looking to trade publicly through a reverse merger with an existing publicly traded company, spinoff, as well as small public traded companies seeking private investment (PIPE) financing. Mr. Laborde currently serves as the Chairman & CEO of GHL Group, Ltd., a firm that provides capital formation and mergers and acquisition services to select publicly traded companies or rapidly expanding private businesses since 1997. In 1999 he founded and took public Origin Investment Group, a business development company that was involved in investing in IT related businesses. From 1986 to 1997, Mr. Laborde worked in corporate finance at a number of prestigious NYC based investment banks, including: Drexel Burnham Lambert, Lehman Brothers, Gruntal & Co., and Whale Securities. Mr. Laborde holds a Bachelor of Science degree in Engineering from Lafayette College.

     (d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Gregory H. Laborde is a citizen of United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable


ITEM 4. PURPOSE OF TRANSACTION

On September 10, 2010, Infinity Capital Group, Inc., a Maryland corporation ("Infinity"), entered into a Plan and Agreement of Reorganization (the "Agreement") with 30DC, Inc., a Delaware corporation, ("30DC") and the shareholders of 30DC, Inc. ("30DC Shareholders").

In exchange for 100% of the issued and outstanding shares of 30DC, Infinity issued 60,984,000 shares of its restricted common stock. The shareholders of 30DC received 13.2 shares of common stock of Infinity for every one share of 30DC. In connection with the transaction, GHL Group, Ltd. received the shares of the Issuer's common stock being reported in this Schedule 13D. As a result of the transaction and additional issuance of shares, GHL Group, Ltd's and Mr. Laborde's beneficial ownership in the Issuer was reduced to below 5% of the issued and outstanding shares of common stock of the Issuer.

Infinity,  as  a  result  of  the  transaction,   became  the  sole  outstanding
shareholder of 100% of the outstanding common shares of common stock of 30DC. The business of 30DC is now the primary business of Infinity.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number and percentage of the class of securities beneficially owned:

Gregory H. Laborde beneficially owns 2,957,250 shares of Issuer's common stock, representing approximately 4.22% of the issued and outstanding common stock of the Issuer. Mr. Laborde holds these shares indirectly through GHL Group, Ltd.


     (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:


        Sole Power to Vote or to Direct the Vote:         0

        Shared Power to or to Direct the Vote:            2,957,250 indirectly
                                                          through GHL Group, Ltd

        Sole Power to Dispose or to Direct the
        Disposition of:                                   0

        Shared Power to Dispose or to Direct the
        Disposition of:                                   2,957,250 indirectly
                                                          through GHL Group, Ltd

     (c) Transactions in the securities effected during the past sixty days:

     See Item 4 above which is incorporated by reference herein.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: September 10, 2010 (See Item 4 above).

           N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.


Dated: November 1, 2010                By:   /s/ Gregory H. Laborde
                                             -----------------------------------
                                             Gregory H. Laborde


                                             GHL GROUP, LTD.

Dated:  November 1, 2010               By:   /s/ Gregory H. Laborde
                                             -----------------------------------
                                             Gregory H. Laborde